UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                                  Benihana Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    082047101
                             -----------------------
                                 (CUSIP Number)

                              Martin Nussbaum, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                          New York, New York 10112-2200
                                 (212) 698-3500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 13, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 5 sequentially numbered pages


                                                      SCHEDULE 13D

----------------------------                                                                ---------------------------
CUSIP No.  082047101                                                                                 Page 2 of 5 Pages
---------------------------- -------------------------------------------------------------- ---------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
           -----------------------------------------------------------------------------------------------------------

           Robert M. Raiff
---------- ------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                            (a) [   ]
                                                                                                          (b) [   ]
---------- ------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- ------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
---------- ------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [   ]

---------- ------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           United States Citizen
---------- ------------------------------------------------------------------------------------------------------------
                                    7    SOLE VOTING POWER                   128,400
        Number of Shares
     Beneficially Owned by
         Each Reporting
          Person with
                                  ------ ------------------------------------------------------------------------------
                                    8    SHARED VOTING POWER                 0

                                  ------ ------------------------------------------------------------------------------
                                    9    SOLE DISPOSITIVE POWER              128,400

                                  ------ ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER            0

--------------------------------- ------ ------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                             128,400
---------- ------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)           [   ]

---------- ------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                             4.5%
---------- ------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
                                                                             IN
---------- ------------------------------------------------------------------------------------------------------------



                              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                           (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.


         This Amendment No. 4 amends the statement on Schedule 13D, initially filed on December 27, 2005, as amended by Amendment No. 1 to the Schedule 13D, filed on January 11, 2006, Amendment No. 2 to Schedule 13D, filed on January 24, 2006, and Amendment No. 3 to Schedule 13D, filed February 7, 2006 (collectively, the "Amendments"), by Robert M. Raiff, relating to shares of Common Stock, par value $0.10 per share, of Benihana Inc. (the "Issuer") to reflect a decrease in Mr. Raiff's beneficial ownership of Common Stock as a result of the disposition of shares of Common Stock by entities controlled by Mr. Raiff.

Item 2.  Identity and Background.
         -----------------------

         Paragraphs (a), (b) and (c) of Item 2 are hereby amended and restated as follows:

         (a) , (b) and (c) This  Schedule 13D is being filed on behalf of Robert
M. Raiff ("Mr. Raiff"). The business address of Mr. Raiff is 152 West 57th Street, New York, New York 10019.

         Mr. Raiff is the president of Raiff Partners, Inc., a Delaware corporation ("Raiff Partners"), which acts as the manager of Centurion Investors, LLC, a Delaware limited liability company ("Centurion"). Centurion is the general partner of Centurion Long Term Strategies, LP ("CLTS"). Mr. Raiff is also the president of the sole general partner of Centurion Advisors, L.P.
("Centurion Advisors"), which manages advisory accounts on a discretionary basis, and serves as Investment Manager of Centurion Overseas Fund, Ltd. ("Centurion Overseas" and, collectively with CLTS, the "Funds"). The Funds, collectively, are the record holder of 128,400 shares (the "Shares") of common stock of the Issuer (the "Common Stock"). Mr. Raiff's principal occupation is an investor.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The first sentence of Item 3 is hereby amended and restated as follows:

         Prior to the sale  transaction  on February 13, 2006, as reported under
Item 5(c), the aggregate amount of funds used for all shares of Common Stock purchased by the Funds was $5,431,103.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Paragraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

         (a) and (b) Based on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2006, there were 2,824,953 shares of Common Stock, par value $0.10 per share, issued and outstanding as of January 31, 2006. Mr. Raiff, as the president and sole shareholder of Raiff Partners and as the president of the sole general partner of Centurion Advisors, has the sole power to direct the voting and disposition of the 128,400 shares of Common Stock owned by the Funds and, as such, beneficially owns such 128,400 shares of Common Stock or approximately 4.5% of the outstanding shares of Common Stock.

         Paragraph (c) of Item 5 is hereby amended as follows:

         (c) The following is a listing of transactions in shares of Common Stock since the filing of the Amendments.

         The following transactions were effected by Centurion Overseas as open market purchases on the Nasdaq National Market:

         Transaction     Type of        Number of       Price per
            Date       Transaction       Shares           Share
            ----       -----------       ------           -----
          2/8/2006         Buy            2,000          $25.94
          2/9/2006         Buy            1,000          $26.17
         2/10/2006         Buy            1,000          $26.09

         The following transaction was effected by CLTS as an open market sale on the Nasdaq National Market:

         Transaction     Type of        Number of       Price per
            Date       Transaction       Shares           Share
            ----       -----------       ------           -----
         2/13/2006        Sell          137,500          $25.35

         Paragraph (e) of Item 5 is hereby amended and restated as follows:

         (e) Mr. Raiff ceased to be the beneficial owner of more than five percent of the Common Stock as of February 13, 2006.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  February 15, 2006



                                                  /s/ Robert M. Raiff
                                              ----------------------------
                                              ROBERT M. RAIFF








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